SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

012 SMILE.COMMUNICATIONS LTD.
(Name of Registrant)

25 Hasivim Street, Petach-Tikva, 49170 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

012 SMILE.COMMUNICATIONS LTD.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Amended Proxy Statement for the Extraordinary General Meeting of Shareholders to be held March 16, 2010.

99.2	Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

012 SMILE.COMMUNICATIONS LTD. (Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date:  February 23, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amended Proxy Statement for the Extraordinary General Meeting of Shareholders to be held March 16, 2010.

99.2	Form of Proxy Card.